UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41843

Next.e.GO N.V.

(Registrant’s name)

c/o Next.e.GO Mobile SE

Lilienthalstraße 1

52068 Aachen, Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

The following exhibit is furnished herewith:

Exhibit 99.1.	Press release dated April 30, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

Next.e.GO N.V.

By	/s/ Eelco van der Leij
Name:	Eelco van der Leij
Title:	Executive Director

2